May 25, 2006
Max A. Webb
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	HSBC Home Equity Loan Corporation I
Registration Statement on Form S-3
Filed March 10, 2006
File No. 333-132348 (the “Registration Statement”)
Mr. Webb:
     Thank you for your comments dated April 6, 2006 on the Registration Statement of HSBC Home Equity Loan Corporation I (the “Company”). We have undertaken to provide you with specific responses to each comment, including explanations or additional information where applicable.
     Each of your comments is repeated below, followed by the Company’s response. In some cases we have added, deleted or revised disclosure in response to your comments; in those cases, the changes in disclosure have been identified in the marked copies of the base prospectus and prospectus supplements that accompany this letter with the number of the applicable comment.
     Please note that, in addition to revisions made in response to your comments, we have added HSBC Home Equity Loan Corporation II as a co-registrant under the Registration Statement. HSBC Home Equity Loan Corporation II will be the depositor for any takedown under the Registration Statement that is structured as a REMIC. We made this change for reasons related only to the sponsor’s corporate structure and it does not otherwise impact the content or substance of the filing.
     In making this submission it has been our intention to respond fully to your comments in order to achieve compliance with Regulation AB and other applicable rules. If there is any other information that you require, we will be pleased to provide it.
Registration Statement on Form S-3
General
1.	We note from the disclosure in “Swaps, Yield Supplement Agreements and Other Derivative Contracts” in the base prospectus that in addition to the derivatives you have specifically identified, “agreements relating to other types of derivative products...may be entered into...” Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Also, please note that Securities Act Rule 409 requires that the registration statement be complete at the time of effectiveness except for information that is not known or reasonably available. Please revise to delete the language quoted above and confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown and revise to eliminate the language noted above.

We hereby note that a takedown off a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. We have replaced the section of the base prospectus noted above with a new section under the heading “Financial Instruments” on page 39 of the base prospectus, and have deleted the language noted in your comment. We hereby confirm with reference to Rule 409 that the base prospectus, as revised, includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

2.	In that regard, please delete the phrase “unless otherwise specified in the prospectus supplement” and other similar phrases.

We have made the requested revisions to the base prospectus.
3.	We note from the “Pooled Securities” section of your base prospectus that a trust fund may include mortgage securities in the pool of assets. Please confirm that you intend to comply with Rule 190 and revise your prospectus supplement to include bracketed language regarding the disclosure you will provide with respect to these securities if you choose to include them in the asset pool of an issuing entity.

We do not currently contemplate including mortgage securities in the assets of any issuing entity under the subject Registration Statement. Accordingly, we have deleted all references to pooled securities throughout the base prospectus.

4.	Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

We hereby confirm that, except as described below, the depositor and each issuing entity previously established by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. The CIK codes for each affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering are:

CIK	Registrant
1173900	Household Mortgage Funding Corporation III
1323260	HSI Asset Securitization Corporation
On July 27, 2005, external counsel for the Company requested that the Commission staff waive a delinquent filing with respect to Household Home Equity Loan Trust 2004-1 (CIK 0001298131), a trust formed by the Company to issue asset-backed notes. The request related to a Form 8-K intended to be filed with respect to that trust, which was inadvertently filed under an incorrect CIK on March 22, 2005. The corrected form was filed on June 2, 2005 following discovery of the error. On July 29, 2005, the Commission staff confirmed verbally that the Company could proceed with the filing of the subject Registration Statement.

5.	Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

We hereby confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that we will file the finalized agreements at the time of each takedown.

6.	Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

We hereby confirm that we will file unqualified legal and tax opinions at the time of each takedown.

7.	Please confirm that your asset-backed securities will be investment grade.

We hereby confirm that the Company’s asset-backed securities issued pursuant to the subject Registration Statement will be investment grade.

8.	Please confirm that if any of the loans in the pool are over 30 days delinquent you will include disclosure in the 30/31 day buckets required by Item 1100(b) of Regulation AB.

We do not currently anticipate including home equity loans that are 30 days or more delinquent in the pool assets of any issuing entity pursuant to the subject Registration Statement, and have included bracketed language to that effect on page S-27 of the form of prospectus supplement relating to notes and page S-26 of the form of prospectus supplement relating to certificates. If, however, we elect to include such loans in a pool, we hereby confirm that we will include the disclosure with respect to such loans in the 30/31 day buckets required by Item 1100(b) of Regulation AB.
9.	When available, please provide us with a copy of your updated pooling and servicing agreement, marked to show changes made from the prior pooling and servicing agreement, including any changes made to comply with Regulation AB.

We will provide a copy of the updated forms of sale and servicing agreement relating to notes and pooling and servicing agreement relating to certificates, marked in each case to show changes to the form previously filed with the Commission, as soon as they are available. We currently anticipate that they will be available within the next two to three weeks. The forms of sale and servicing agreement and pooling and servicing agreement will be filed as Exhibit 4.4 and Exhibit 4.3, respectively, to the subject Registration Statement.
10.	We suggest revising the prospectus to explicitly incorporate the Annexes into the text in order to avoid causing any doubt as to whether they are part of the prospectus.

With a view to remaining consistent with prior securitizations by HSBC Home Equity Loan Corporation I and current market practice, our preference is to preserve the Annexes in their current form. However, we have added language to each form of prospectus supplement indicating that the attached Annex I constitutes a part of the prospectus supplement.
Prospectus Supplement #1
Cover
11.	Please add a placeholder for disclosure of derivative instruments that may be used in the offering.

We have made the requested revision to the cover of both forms of prospectus supplement.
Summary, page S-1
12.	Please disclose the denomination of the offered securities.

We have made the requested revision to page S-1 of both forms of prospectus supplement.
13.	We note that you use the term “seller” through out the prospectus. Please use “originator” instead. Accordingly, please revise this section to include a bracketed placeholder for disclosure relating to any additional originators that may originate 10% or more of the pool assets. Refer to Item 1110(a) of Regulation AB.

We have identified in bracketed language on page S-2 of both forms of prospectus supplement, and as appropriate throughout the filing, the originators that we expect to originate or acquire home equity loans that will be included in the pool assets of any issuing entity.

The originators are indirect wholly owned subsidiaries of the sponsor that are licensed to make real estate secured loans in the states in which the home equity loans are originated. We anticipate that Household Pooling Corporation, also a wholly owned subsidiary of the sponsor, will sell home equity loans to the depositor, which, in turn, will transfer the home equity loans to the issuing entity. Household Pooling Corporation is not an originator of home equity loans. Household Pooling Corporation holds receivables that were previously sold by the originators to the depositor in connection with prior public or private securitization transactions and assigned to Household Pooling Corporation upon termination of those transactions. Accordingly, we believe that it would be inappropriate to use the term “originator” throughout the prospectus to describe all of the entities that will sell home equity loans to the depositor.

We have included the requested bracketed placeholder on page S-2 of both forms of prospectus supplement for disclosure relating to any originators, apart from the sponsor or its affiliates, that originate 10% or more of the pool assets of any issuing entity, as required by Item 1110(a) of Regulation AB. We do not currently anticipate, however, that the sponsor will include home equity loans originated by unaffiliated originators in the pool assets of any issuing entity pursuant to the subject Registration Statement.

14.	In addition, please add bracketed disclosure required by 1110(b) for each originator of 20% or more of the pool assets.

We have included the requested bracketed placeholder on page S-2 of both forms of prospectus supplement for disclosure relating to any originators, apart from the sponsor or its affiliates, that originate 20% or more of the pool assets of any issuing entity as required by Item 1110(b) of Regulation AB. We do not currently anticipate, however, that the sponsor will include home equity loans originated by unaffiliated originators in the pool assets of any issuing entity pursuant to the subject Registration Statement.
Credit Enhancement, page S-7
15.	We note the credit enhancement and derivatives you contemplate using as described in the base prospectus. Please include a bracketed placeholder confirming that you will describe other possible credit enhancement and derivatives, when applicable. Additionally, please include bracketed placeholders to confirm that you will identify any third parties providing credit support for 10% or more of the pool assets.

We have made the requested revisions to pages S-3, S-8 and S-42 of the form of prospectus supplement relating to notes and pages S-3, S-7 and S-40 of the form of prospectus supplement relating to certificates.

16.	Please provide a bracketed placeholder, where appropriate, confirming that you will provide all financial disclosure required by Item 1114(b) for credit enhancers meeting the applicable thresholds. Additionally, please provide similar bracketed language regarding the disclosure you will provide with respect to derivative arrangements with third parties. Refer to Item 1115 of Regulation AB.

We have made the requested revision to page S-42 of the form of prospectus supplement relating to notes and page S-40 of the form of prospectus supplement relating to certificates.

17.	Please provide a brief summary of how losses not covered by credit enhancement will be allocated to the securities. See Item 1103(a)(3)(ix) of Regulation AB.

Our current expectation with respect to future takedowns is that losses on the home equity loans not covered by credit enhancement will not be allocated to notes issued by an issuing entity; however, such losses are expected to be allocated on a pro rata basis to reduce the principal balance of certificates issued by an issuing entity. Accordingly, we have revised page S-8 and S-42 of the form of prospectus supplement relating to notes and pages S-7 and S-42 of the form of prospectus supplement relating to certificates. We note, however, that the language has been bracketed as our expectation may change over time.
Optional Substitution, page S-8
18.	Please tell us why you believe that optional substitution of pool assets “at any time” is consistent with the notion of a discrete pool.

The substitution feature in question is subject to a series of significant limitations and conditions. First, substitute assets may not in the aggregate exceed 2% of the initial asset pool in size. Second, required interest and principal payments on the substitute assets must be substantially equivalent to the replaced assets. Finally, substitute assets must satisfy the eligibility criteria originally applied to the replaced assets. In light of the quantitative limitation referred to above as well as the narrow constraints regarding payment and other characteristics evidenced by the substitute assets, we believe that any such substitution in compliance with the stated requirements would result in a pool that is fundamentally unchanged when compared to the pool before giving effect to any such substitution. Accordingly, we believe this feature is consistent with the requirement for a discrete asset pool, particularly in light of other existing asset backed structures that have been expressly approved for shelf issuance by the Commission.
Optional Termination, page S-8
19.	While we note your optional termination discussion, please include a bracketed placeholder confirming that you will provide a summary of other events, if any, that can trigger liquidation or amortization of the asset pool or otherwise would alter the transaction structure or flow of funds.

We have made the requested revision to pages S-9 and S-40 and S-8 and S-41 of the form of prospectus supplement for notes and certificates, respectively.
The Sponsor and the Servicer, page S-21
20.	We note your offering contemplates the possibility of additional servicers or subservicers. Please include a bracketed placeholder for disclosure with respect to those servicers that is required by Item 1108 of Regulation AB. In addition, please add a placeholder in the summary of terms indicating that you will identify all servicers that service 10% or more of the pool assets.

HSBC Finance Corporation, the sponsor of the transactions contemplated by the subject Registration Statement, will also be the servicer for all transactions under the Registration Statement. The originators are indirect wholly owned subsidiaries of the sponsor that are licensed to make and acquire real estate secured loans in the related states. As we state on page S-2 of both forms of prospectus supplement, the servicer will delegate certain servicing duties with respect to the home equity loans to the respective originators of the home equity loans. We have also included a description of the servicing duties that the servicer intends generally to delegate to the related originators on page 20 of the base prospectus. Accordingly, we have included the requested bracketed placeholders with respect to the originators that will perform these servicing duties for each transaction on pages S-2 and S-21 of both forms of prospectus supplement.

It is highly unlikely that we would employ an unaffiliated servicer for any transaction under the subject Registration Statement. Accordingly, we believe it is inappropriate to include the requested placeholder regarding servicers that service 10% or more of pool assets as required by Item 1108(a)(2)(iii) of Regulation AB.
Prospectus Supplement #2
The Certificate Insurer, page S-40
21.	Please note that a disclaimer of liability for material information provided by the certificate insurer is not appropriate. Please revise the disclaimers mentioned above, and delete any other similar disclaimers in the prospectus.

We note that a disclaimer of liability for material information provided by the certificate insurer is not appropriate. Accordingly, we have deleted the disclaimer mentioned above from page S-42 of the form of prospectus supplement relating to certificates. We did not identify any similar disclaimers in the base prospectus.

Base Prospectus
Description of Credit Enhancement, page 36
22.	We note that the disclosure in the spillover paragraph at the bottom of page 36 states that “other instruments” may be described in the prospectus supplement. Please revise to clarify that the credit enhancement will be limited to the forms set forth in the base prospectus.

The base prospectus includes a description of all types of credit enhancement we reasonably anticipate the Company will use in connection with the issuance of asset-backed securities pursuant to the subject Registration Statement. Accordingly, we have revised page 35 of the base prospectus by deleting the reference to “other instruments.”
Swaps, Yield Supplement Accounts and Other Derivative Contracts, page 40
23.	Please revise here to clarify that swaps will be limited to interest rate or currency swaps or advise us how the anticipated swaps would meet the definition of asset backed security. Refer to Section III.A.2.a of the Regulation AB Adopting Release (Release No. 33-8518; 34-50905) and Item 1115 of Regulation AB.

We have replaced this section with a new section under the heading “Financial Instruments” on page 39 of the base prospectus to clarify that swaps will be limited to interest rate and currency swap arrangements.
Purchase Obligations, page 40
24.	It appears that purchase obligations whose proceeds go directly to securityholders are themselves securities requiring registration. Please revise or advise.

We have deleted all references to purchase obligations on page 40 of the base prospectus and as appropriate throughout the filing.

25.	We have referred your description of purchase obligations to IM for Possible comment.

Please see our response to comment 24 above.
Reduction or Substitution of Credit Enhancement, page 41
26.	We note that “in most cases,” credit support will be subject to reduction on a non-discretionary basis in accordance with a schedule or formula described in the prospectus supplement. Please confirm that all reductions or substitutions of credit enhancement are non-discretionary in nature or explain the other types of reductions and substitutions you intend to use and why they would fit within the definition of an asset-backed security.

We hereby confirm that all reductions or substitutions of credit enhancement are non-discretionary in nature and, accordingly, satisfy the definition of asset-backed security. Accordingly, we have revised page 40 of the base prospectus to clarify this point.
Yield and Prepayment Considerations, page 49
27.	We note the spillover paragraph at the bottom of page 49. You state that variable interest payments may be determined by reference to “an index or otherwise.” Please revise the base prospectus to specify all indices that may be used to determine interest payments on the offered securities. Refer to Item 1113(a)(3) of Regulation AB. Alternatively, confirm that all possible indices of interest will represent traditional indices for interest on debt and will not be indices of securities or commodities.

We hereby confirm that all possible indices of interest for variable interest payments will represent traditional indices for interest on debt and will not be indices of securities or commodities. Accordingly, we have revised page 48 of the base prospectus to clarify that interest may be determined by reference to a commonly employed interest rate index.
             I would appreciate an opportunity to discuss any of these responses with you if you believe that they require clarification. Please feel free to contact me at any time if I may provide additional information, or if you would like to discuss the Registration Statement further. You may reach me at (847) 564-6153.

Sincerely, Mick Forde

Enclosures
cc:    Stephen B. Esko